RALLY

Bill of Sale

As of January 30, 2021

This bill of sale (the “Bill of Sale”) records the purchase between RSE Archive, LLC (“Purchaser” or “us”) and PWCC Auctions (“Seller”) with regard to the assets described below (each individually an “Asset”, collectively the “Assets”). This Bill of Sale may be modified or amended only with the prior written consent of Purchaser.

Asset:	#68RYAN
Description:	1968 Topps #177 Nolan Ryan Rookie Card Graded PSA MINT 9
Total Acquisition Cost:	$ 60,000.00
Consideration: Cash (%) Equity (%) Total	$ 60,000.00 (100%) $ 0 (0%) $ 60,000.00 (100%)